UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the Month of March 2007

_________________

Commission File Number: 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)
Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated March 28, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Yaniv Baram Name: Yaniv Baram Title: Corporate Secretary

Dated: March 29, 2007

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated March 28, 2007.

Elbit Systems Awarded $10 Million Contract to Supply
Coastal Surveillance System
to Lithuania

Haifa, Israel March 28 — Elbit Systems Ltd. (NASDAQ: ESLT) announced that it was awarded a $10 million contract for delivery and commissioning of an integrated coastal surveillance system to Lithuania. Deliveries are scheduled for the end of 2007.

The project is funded by the European Union (EU), Schengen facility program.
Under the terms of the contract, Elbit Systems will furnish coastal sites with monitoring and surveillance capabilities. The system will enable complete coverage of the entire coastline against smuggling and other illegal border activities.

Elbit Systems will provide a complete turn-key project including infrastructure, communication, command and control software, building of towers and placement of hierarchical control rooms. Full support of the system starts with commissioning and continues through training and complete Integrated Logistics Support (ILS).

The system employs both radar and electro-optic coverage of the coastline using the latest coastal radar technologies and video surveillance systems. It provides long-range surveillance by day and night, and in conditions of reduced visibility. All sensors data and other inputs are routed through a series of command and control rooms, built in hierarchical fashion, to enable data fusion and processing for all levels of decision makers.

The system is based on a coastal surveillance and management C4I software, employing unique and advanced features to enable easy operation, while simplifying control by increasing the level of automatic and autonomous operation. The system employs advanced data processing, fusion and sharing capabilities, enabling simultaneous control of multiple remote coastal sites, from single or multiple C(2) workstations (on a client-server basis). It also includes an AIS (Automatic Identification System) and DF (Direction Finders) system.

According to Mr. Uri Dobkin, General Manager of Elbit Security: “In recent years we see an increased demand for smarter and more autonomous border management systems. This system is built on the concept of providing highly proficient data fusion and processing capabilities to provide a valuable decision making and enforcement tool for border guard forces around the world. The system employs field proven technologies which are available at Elbit Systems, to provide the most advanced systems of its kind today. The system has already been implemented in countries around the globe.”

About Elbit Systems Ltd.

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (“C4ISR”), advanced electro-optic and space technologies, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and equipment. The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

Contacts:
Company Contact:	IR Contact:
Joseph Gaspar, Corporate VP & CFO	Ehud Helft / Kenny Green
Dalia Rosen, Director of Corporate Communications
Elbit Systems Ltd	G.K. Investor Relations
Tel: +972-4-8316663	Tel: 1-866-704-6710
Fax: +972-4-8316944	Fax: + 972 - 3 - 607 - 4711
E-mail: gspr@elbit.co.il	E-mail: info@gkir.com
daliarosen@elbit.co.il

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.